SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AmBev

Corporate Taxpayers’ Identification (CNPJ/MF) # 02.808.708/0001-07
Companies Registrar (NIRE) # 35.300.157.770
Publicly-Traded Company

MATERIAL INFORMATION

FURTHER DEFINITIONS REGARDING THE PROPOSED
COMBINATION BETWEEN AMBEV AND INTERBREW

Companhia de Bebidas das Américas – AmBev (“AmBev”) (BOVESPA: AMBV3, AMBV4; and NYSE: ABVc; ABV), in compliance with the provisions of CVM Normative Rulings # 358/2002 and 319/1999, announces today that further definitions have been achieved regarding the proposed combination between AmBev and Interbrew SA (“Interbrew”) disclosed on March 3, 2004 (the “Operation”).

Interbrew and Fomento Economico Mexicano SA de CV (“FEMSA”) achieved an agreement in order to unwind their U.S. and Mexican joint ventures and terminate the existing commercial arrangements between FEMSA and the parties’ U.S. distribution joint venture.

Labatt Brewing Company Limited (“Labatt”), a wholly owned subsidiary of Interbrew, will sell to FEMSA its 30% interest in Femsa Cerveza SA de CV (“Femsa Cerveza”), a subsidiary of FEMSA, for US$1.245 billion in cash. Concurrently, Labatt’s US subsidiary, Labatt USA L.L.C. (“LUSA”) will assign the US distribution rights for Femsa Cerveza brands to Wisdom Import Sales Company L.L.C. (“Wisdom”), a wholly owned subsidiary of Femsa Cerveza, in exchange for the redemption of Wisdom’s indirect 30% interest in LUSA, which shall be transferred to Interbrew before the closing of the planned Operation.

In addition, FEMSA and its affiliates have agreed to withdraw their lawsuit filed against Interbrew and certain of its affiliates on March 12, 2004 in U.S. federal court, which sought a preliminary injunction of certain aspects of the Operation, and has committed not to bring any litigation, make any regulatory filing, or otherwise oppose the combination.

The agreements relating to the Operation contemplated alternative structures to address the outcome of any negotiations that might take place between Interbrew and FEMSA with respect to Labatt’s interest in Femsa Cerveza and LUSA, including the case in which such interests would not be included in the assets of Labatt at the time of the merge of Labatt into AmBev.

Accordingly, as provided in the transaction documents and as contemplated in the existing investment bank appraisals that were commissioned by AmBev , AmBev will now issue to Interbrew, in relation to the acquisition of Labatt, approximately 7.9 billion (instead of 9.5 billion) voting shares and approximately 11.4 billion (instead of 13.8 billion) preferred shares. Moreover, other financial arrangements, including the issuance of promissory notes, originally contemplated in the transaction documents in anticipation of the various possible outcomes of the negotiations with FEMSA regarding Femsa Cerveza and LUSA, will no longer be applicable.

Given the reduction in the number of shares to be issued by AmBev, Interbrew now is expected to hold an 83.9% voting interest in AmBev (instead of 84.9%) and a 54.4% economic interest (instead of 57.5%), assuming full acceptance of the mandatory tender offer for all publicly-held AmBev voting shares that will be launched by Interbrew following the closing.

Commenting on the announcement of the unwind transactions, AmBev’s CEO Carlos Brito said that “We are also pleased with the outcome of this negotiation and with the withdrawal of the lawsuit in the United States, which was regarded in some circles in Brazil as casting doubt on the outcome of the InterbrewAmbev transaction. Moreover, this settlement in no way changes AmBev’s essential strategy and focus on the markets of the Americas, including Mexico”.

AmBev continues to work towards satisfying the conditions that must be met in order to consummate the Operation. The first of the two AmBev shareholders’ meetings to be held in connection with the merger of Labatt into AmBev took place on May 18, 2004. At that meeting, several matters relating to the merger of Labatt into AmBev were approved by more than 80% of the voting shares. Dissenting votes accounted for only 0.64%, the majority of which, AmBev believes, were based on issues that are no longer relevant as a result of the transactions announced today by Interbrew and FEMSA. Next steps include the preparation of the definitive appraisal reports required under Brazilian law, as well as the convening of the second and final AmBev shareholders’ meeting to approve all aspects of the merger of Labatt into AmBev.

São Paulo, May 24, 2004.

Companhia de Bebidas das Américas – AMBEV
Luiz Felipe Dutra Leite
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.